1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 13, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

In response to changes to the Hong Kong Listing Rules and regulations of the CSRC, the Board proposed to amend the Articles of Association. The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of a special resolution at the AGM.

In response to changes to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and regulations of the China Securities Regulatory Commission ("CSRC"), the board of directors (the "Board") of Aluminum Corporation of China Limited (the "Company") proposed to amend the articles of association ("Articles of Association") of the Company. The proposed amendments to the Articles of Association are subject to the approval of the shareholders of the Company (the "Shareholders") by way of a special resolution at the annual general meeting of the Company to be held on Tuesday, 26 May 2009 (the "AGM").

I.	In response to the latest amendments to the Hong Kong Listing Rules in relation to the provision of corporate communication by using company's website, it is proposed to amend the following articles:

1.	Article 70

Before amendment:

Notice of shareholders' general meeting shall be sent to shareholders (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid post to the address of the shareholder as shown in the register of shareholders. For the holders of domestic shares, notice of the meetings may also be given by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one or more national newspapers designated by the securities regulatory authority of the State Council in the period that is between 45 days and 50 days (including the 45th and 50th day) before the date of the meeting; after the publication of such announcement, the holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

After amendment:

Notice of shareholders' general meeting shall be sent to shareholders (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid post to the address of the shareholder as shown in the register of shareholders.

For the holders of domestic shares, notice of the meetings may also be given by way of public announcement. Such announcement shall be published in one or more national newspapers designated by the securities regulatory authority of the State Council within the interval between 45 days and 50 days (including the 45th and 50th day) before the date of the meeting; after the publication of such announcement, the holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

For holders of H Shares, the notice of the general meeting may also be sent or provided in other ways as provided in Article 229 of the Articles of Association, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

2.	Article 183

Before amendment:

The Company's financial reports should be prepared 20 days before the shareholder's annual meeting for their reference. Each shareholder has the right to receive such financial reports mentioned in this Chapter.

The Company should post above-mentioned reports to the shareholders of overseas-listed foreign invested shares in pre-paid post 21 days before the shareholder annual meeting; the addressee's address should follow the shareholder register.

After amendment:

The Company's financial reports should be prepared 20 days before the shareholder's annual meeting for their reference. Each shareholder has the right to receive such financial reports mentioned in this Chapter.

The Company should post above-mentioned reports to the holders of H Shares in pre-paid post 21 days before the shareholder annual meeting; the addressee's address should follow the shareholder register.

For holders of H Shares, such reports may also be sent or provided to holders of H Shares in other ways as provided in Article 229 of the Articles of Association, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

3.	Article 211

Before amendment:

If the Company dismisses or does not continue the re-appointment of the accountancy firm, it should advise the accountancy firm ten days in advance, and the latter has the right to state its opinions in the shareholders' meeting. When the accountancy firm considers it is improper to dismiss or not to continue its re-appointment, it can raise appeal to the competent securities department of the State Council and China Chartered Accountants Association. If the accountancy firm resigns, it should explain whether there are improper affairs to the shareholders' meeting.

The accountancy firm can resign its position by placing the written resignation advice at the Company address. The advice should come into effect on the date when it places the advice or on the date indicated in the advice. The advice should include the following statements:

(I)	Declaration that it considers its resignation has nothing to do with any matters that should be explained to the Company shareholders or creditors; or

(II)	Any such statement of matters that should be explained.

The Company should send the copy of the advice to the related competent department within 14 days after receiving the written advice in the above-mentioned Article. If the advice carries the statement mentioned in the two clauses of the preceding Article, the Company should also make the statements available for inspection by the Company's shareholders and post it to each shareholder of overseas-listed foreign invested shares by pre-paid post, the addressee's address should follow the address of shareholders' register.

If the accountancy firm's resignation advice contains any statement that should be explained, the accountancy firm can request the Board of Directors to convene a special shareholders' meeting and listen to its explanation on the resignation.

After amendment:

If the Company dismisses or does not continue the re-appointment of the accountancy firm, it should advice the accountancy firm ten days in advance, and the latter has the right to state its opinions in the shareholders' meeting. When the accountancy firm considers it is improper to dismiss or not to continue the re-appointment, it can raise appeal to the competent securities department of the State Council and China Chartered Accountants Association. If the accountancy firm resigns, it should explain whether there are improper affairs to the shareholders' meeting.

The accountancy firm can resign its position by placing the written resignation advice at the Company address. The advice should come into effect on the date when it places the advice or on the date indicated in the advice. The advice should include the following statements:

(I)	Declaration that it considers its resignation has nothing to do with any matters that should be explained to the Company shareholders or creditors; or

(II)	Any such statement of matters that should be explained.

The Company should send the copy of the advice to the related competent department within 14 days after receiving the written advice in the above-mentioned Article. If the advice carries the statement mentioned in the two clauses of the preceding Article, the Company should also make the statements available for inspection by the Company's shareholders and post it to each holder of H Shares by pre-paid post, the addressee's address should follow the address of shareholders' register. However, such notice may also be sent or provided to holders of H Shares in other ways as provided in Article 229 of the Articles of Association, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

If the accountancy firm resignation advice contains any statement that should be explained, the accountancy firm can request the Board of Directors to convene a special shareholders' meeting and listen to its explanation on the resignation.

4.	Article 229

Before amendment:

The company's notices shall be delivered by the following means: (1) by designated person; (2) by mail; (3) by public announcement; (4) by other means in accordance with the Articles of Association.

The company's notices delivered by public announcement is deemed to be received by all relevant persons, provided that such announcement shall be published in designated newspapers.

Unless otherwise stipulated herein, the Company's notices, materials or written declarations to the holders of the overseas-listed foreign shares shall be delivered by designated person or by prepaid mail at the addresses registered in the register of shareholder.

After amendment:

The company's notices ("notices" include meeting notices, corporate communication or other written materials issued by the Company to shareholders in this Chapter) shall be sent by the following means: (1) by personal delivery; (2) by mail; (3) by public announcement; (4) any other means as accepted by the securities regulatory authority and the stock exchange where the Company' shares are listed or as prescribed in the Articles of Association.

The company's notices given by public announcement shall be published on newspapers (if any) and/or other media (including websites) designated by the securities regulatory authority and the stock exchange where the Company' shares are listed.

In respect of issue or supply of corporate communications by the Company to holders of H shares under the Hong Kong Listing Rules, the Company may send or supply corporate communications to holders of H shares by means of electronic means or published on the website, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

Corporate communication refers to any documents issued or to be issued by the Company for the information or action of any holders of its securities, including but not limited to:

(1)	annual reports, including reports of the Board, annual accounts of the Company together with auditor's reports and (where applicable) summary financial reports;

(2)	interim reports and (where applicable) summary of interim reports;

(3)	notices of meetings;

(4)	listing documents;

(5)	circulars; and

(6)	proxy forms.

5.	Article 232 be deleted in its entirety (the numberings of the articles and the numberings of the articles mentioned in the text to be adjusted accordingly upon deletion of this article)

Before amendment:

Unless otherwise required, any notice or report that is required or permitted by the Articles of Association to be published by way of a public announcement, the Company shall publish the public announcement on one or more national newspapers designated by the securities regulatory authority of the State Council and other Chinese publications designated by the Board of Directors and publish the same public announcement at least on one major English and one major Chinese newspaper in Hong Kong in English and Chinese on the same day.

II.	In response to latest amendments in relation to cash dividend policy by CSRC, the following amendments are proposed:

1.	Article 189

Before amendment:

The Company should implement initiative methods of profit distribution and pay attention to investors' reasonable investment return.

The Company's Board of Directors should disclose the reasons of not making a plan for cash distribution of profits in the regular reports and let the independent director(s) give independent opinions.

If a shareholder appropriates the Company's funds against regulations, the Company should deduct the cash bonus distributed to that shareholder so as to reimburse the funds appropriated.

After amendment:

The Company should implement initiative methods of profit distribution, give priority to cash dividends and pay attention to investors' reasonable investment return.

The Company's Board of Directors should disclose the reasons of not making a plan for cash distribution of profits in the regular reports and let the independent director(s) give independent opinions.

If a shareholder appropriates the Company's funds against regulations, the Company should deduct the cash bonus distributed to that shareholder so as to reimburse the funds appropriated.

2.	Article 195

Before amendment:

The Company may distribute dividends in the following manner:

(I)	Cash;

(II)	Stocks.

After amendment:

The Company may distribute dividends in the following manner:

(I)	Cash;

(II)	Stocks.

The Company's profit distribution policy shall remain consistent and stable. The Company may distribute interim cash dividends.

III.

To authorize the Chairman of the Company or any other persons authorised by him to make appropriate amendments pursuant to the requirements of the relevant department and authorities and to seek approval and make the relevant filing with the relevant authorities at the appropriate time.

A circular containing, among other things, details concerning the proposed amendments to the Articles of Association and a notice convening the AGM will be despatched to the Shareholders on 9 April 2009.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
9 April 2009

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary